Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders
LNB Bancorp, Inc.
We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 11, 2008, on our audits of the consolidated financial statements included in the Annual Report on Form 10-K of LNB Bancorp, Inc. as of December 31, 2007 and 2006, and for the years then ended. We also consent to the incorporation by reference of our report dated March 11, 2008, on our audit of the internal control over financial reporting of LNB Bancorp, Inc. as of December 31, 2007, which report is included in the Annual Report on Form 10-K. We also consent to the references to our firm under the caption “Experts.”
/s/ Plante & Moran, PLLC
Columbus, Ohio
January 26, 2009